UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Stolarik, Michael G.
   1900 Gallows Road
   Vienna, VA  22182
   U.S.
2. Issuer Name and Ticker or Trading Symbol
   GRC International, Inc.
   GRH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   6/30/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock, $.10 par value |10/1/9|A   |4,328             |(A)|$7.0769    |                   |      |                           |
                             |8     |    |                  |(1)|           |                   |      |                           |
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Common Stock, $.10 par value |10/1/9|F   |1,925             |(D)|$4.4375    |                   |      |                           |
                             |8     |    |                  |(1)|           |                   |      |                           |
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Common Stock, $.10 par value |1/4/99|A   |1,643             |(A)|$6.0865    |                   |      |                           |
                             |      |    |                  |(2)|           |                   |      |                           |
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Common Stock, $.10 par value |1/4/99|F   |833               |(D)|$6.7813    |                   |      |                           |
                             |      |    |                  |(2)|           |                   |      |                           |
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Common Stock, $.10 par value |4/1/99|A   |1,542             |(A)|$6.5673    |                   |      |                           |
                             |      |    |                  |(3)|           |                   |      |                           |
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Common Stock, $.10 par value |4/1/99|F   |782               |(D)|$6.5938    |                   |      |                           |
                             |      |    |                  |(3)|           |                   |      |                           |
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Common Stock, $.10 par value |7/1/99|A   |1,732             |(A)|$7.5889    |                   |      |                           |
                             |      |    |                  |(4)|           |                   |      |                           |
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Common Stock, $.10 par value |7/1/99|F   |610               |(D)|$8.00      |15,786             |(D)   |                           |
                             |      |    |                  |(4)|           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Employee Stock Option (r|$5.688  |     |    |           |   |(5)  |3/26/|Common Stock|10,000 |       |10,000      |(D)|            |
ight to buy)            |        |     |    |           |   |     |08   |            |       |       |            |   |            |
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Stock Option (right to b|$4.844  |9/17/|A   |20,000     |A  |(5)  |9/17/|Common Stock|20,000 |       |20,000      |(D)|            |
uy)                     |        |98   |    |           |   |     |08   |            |       |       |            |   |            |
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Stock Option (right to b|$6.688  |4/5/9|A   |60,000     |A  |(5)  |4/5/0|Common Stock|60,000 |       |60,000      |(D)|            |
uy)                     |        |9    |    |           |   |     |9    |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Under the Cash Compensation Replacement Plan (CCRP), Mr. Stolarik purchased 4,328 shares of stock. The
Company retained 606 shares for 401(k) deferrals and 1,319 shares for withholding taxes, leaving him a total of 2,403 new shares; (2) Under the CCRP, Mr. Stolarik purchased 1,643 shares of stock. The Company retained 230 for 401(k) deferrals and 603 shares for withholding taxes, leaving him a total of 810 new shares; (3) Under the CCRP, Mr. Stolarik purchased 1,542 shares of stock. The Company retained 216 shares for 401(k) deferrals and
566 shares for withholding taxes, leaving him a total of 760 new shares; (4) Under the CCRP, Mr. Stolarik purchased 1,732 shares of stock. The Company retained 610 shares for withholding taxes, leaving him a total of 1,122 new shares; (5) 50% exercisable 2 years after grant; 75% exericsable 3 years after grant; and 100% exercisable 4 years after grant.